King Pharmaceuticals,Inc. 501 Fifth Street Bristol, TN 37620
Carla M. Shumate
Sr. Vice President Finance,
Controller
August 17, 2010
Filed as CORRESPONDENCE
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	King Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 001-15875
Dear Mr. Rosenberg:
I write in connection with your letter to our Chief Financial Officer, Joseph Squicciarino, of August 3, 2010, containing the staff’s comments on the Annual Report on Form 10-K for King Pharmaceuticals, Inc. for the fiscal year ended December 31, 2009.
We plan to respond to your letter on or before Tuesday, August 31, 2010.
Please direct any questions or comments concerning this letter to me at (423) 989-8136. If you are unable to reach me, please contact Rod Ervin at (423) 989-7047 or William Phillips at (423) 990-2523.
Thank you.

Sincerely,
/s/ Carla M. Shumate
Carla M. Shumate

cc:	James Peklenk, Staff Accountant, U.S. Securities and Exchange Commission
Mary Mast, Senior Accountant, U.S. Securities and Exchange Commission
Joseph Squicciarino, Chief Financial Officer, King Pharmaceuticals, Inc.
Rod Ervin, Assistant Controller, King Pharmaceuticals, Inc.
James W. Elrod, Chief Legal Officer, King Pharmaceuticals, Inc.
William L. Phillips III, Assistant General Counsel, King Pharmaceuticals, Inc.